Filed pursuant to Rule 433
Registration No. 333-137998

SOUTHERN UNION COMPANY
FINAL TERM SHEET

October 18, 2006

2006 Series A Junior Subordinated Notes Due 2066

Issuer:	Southern Union Company (SUG)

Principal Amount:	$600,000,000

Expected Ratings:	Ba1/BB+/BBB- (Moody’s/S&P/Fitch)

Offering Description:	Junior Subordinated Notes due 2066

Trade Date:	October 18, 2006

Settlement Date:	October 23, 2006

Final Maturity Date:	November 1, 2066

Optional Redemption;

In whole or in part, on or after November 1, 2011, at par, plus any accrued and unpaid interest; in whole, but not in part, at any time before November 1, 2011, upon a Tax Event or Change of Control at the Make-Whole Amount, plus any accrued and unpaid interest

Interest During Fixed Rate Period:

7.200% semi-annually in arrears until November 1, 2011, payable on May 1 and November 1, commencing May 1, 2007, subject to SUG’s right to defer interest on one or more occasions for up to 10 consecutive years

Interest During Floating Rate Period:

Beginning November 1, 2011, at a floating rate based on three month LIBOR plus 301.75 basis points, reset quarterly, payable quarterly in arrears on February 1, May 1, August 1 and November 1, commencing February 1, 2012, subject to SUG’s right to defer interest on one or more occasions for up to 10 consecutive years

Treasury Benchmark:	T 4.500% due 09/30/11

Benchmark Yield:	4.737%

Spread to Benchmark:	250 bps

Reoffer Yield:	7.237%

Price to Public:	99.844%

Proceeds to Company Before Expenses:	$599,064,000

CUSIP/ISIN	844030AH9 / US844030AH97

Clarifying Term

The sentence in the preliminary prospectus supplement stating, “As of June 30, 2006, our subsidiaries and our consolidated joint ventures had approximately $2.5 billion of outstanding long-term debt (excluding the portion of long-term debt due within one year)” is hereby replaced and superseded by the following sentence: “As of June 30, 2006, our subsidiaries and our joint ventures had approximately $2.6 billion of outstanding long-term debt (excluding the portion of long-term debt due within one year).”

Book-Running Managers:	Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  You may also obtain these documents by accessing the “Investors” section of Southern Union Company’s website at www.sug.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman, Sachs & Co. at 1-866-471-2526, Lehman Brothers at 1-888-603-5847 or Merrill Lynch & Co. at 1-866-500-5408.